UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Eric Alexander
Chief Financial Officer
U.S. Gold Corp
1910 East Idaho Street
Suite 102-Box 604
Elko, NV 89801

Re: U.S. Gold Corp
Form 10-K for the Fiscal Year ended April 30, 2025
Filed July 29, 2025
File No. 001-08266

Dear Eric Alexander:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2025

Business and Properties, page 8

1. Pease disclose the commodity prices, cut-off grades, point of reference, and metallurgical recovery factors utilized in compiling your reserve estimates, along with the mineral reserve table on page 13, to comply with Item 1304(d)(1) of Regulation S-K.

2. Please expand your disclosures to include a comparison of your estimates of mineral resources and your estimates of mineral reserves as of the end of the two most recent fiscal years, to include the percentages of change and an explanation for each type of change specified in Item 1304(e)(3) and (4) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation